UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

71377G100

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Names of Reporting Persons: 251091708 Delaware LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: PubCo Investments LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: 2484842 Ontario Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Capital Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: BCP GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Group Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Partners Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,556,668

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,556,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,556,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 10.00%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, no par value per share (the “Common Shares”), of Performance Sports Group Ltd., a corporation formed under the laws of British Columbia, Canada (the “Company”). The principal executive offices of the Company are located at 100 Domain Drive, Exeter, New Hampshire 03833. As reported in the Company’s Quarterly Report on Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2016, as of April 13, 2016, there were 45,566,680 Common Shares outstanding.

Item 2.         Identity and Background

(a)  This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) 251091708 Delaware LP, a Delaware limited partnership (“251091708”);

(ii) PubCo Investments LP, an Ontario limited partnership (“PubCo LP”);

(iii) 2484842 Ontario Limited, a corporation formed under the laws of Ontario, Canada (“2484842 GP”);

(iv) Brookfield Capital Partners Ltd., a corporation formed under the laws of Ontario, Canada (“BF Capital Partners”);

(v) BCP GP Limited, a corporation formed under the laws of Ontario, Canada (“BCP GP”);

(vi) Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership (“BF Holdings”);

(vii) Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada (“BPE”);

(viii) Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) LP, a Manitoba limited partnership (“BAM PIC”);

(ix) Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”); and

(x) Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners,” and collectively with 251091708, PubCo LP, 2484842 GP, BF Capital Partners, BCP GP, BF Holdings, BPE, BAM PIC, BAM and their affiliates, “Brookfield”).

251091708 is controlled by its general partner, PubCo LP. PubCo LP is controlled by its general partner, 2484842 GP. 2484842 GP is controlled by its sole shareholder, BF Capital Partners. BF Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings.  BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. BAM PIC serves as the investment advisor to 251091708, PubCo LP and 2484842 GP and is controlled by its general partner, BF Capital Partners. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares, The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b)  The business address of each of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(c) The principal business of 251091708 is to invest in publicly-traded securities of various companies. The principal business of PubCo LP is to serve as the general partner of limited partnerships, including 251091708. The principal business of 2484842 GP is to serve as the general partner of PubCo LP. The principal business of BF Capital Partners is to manage various investments within Brookfield’s private equity group, including 2484842 GP. The principal business of BCP GP is to serve as the general partner of BF Capital Partners and other limited partnerships. The principal business of BF Holdings is to serve as the general partner of BCP GP and to own general

CUSIP No. 71377G100

and limited partnership interests in other investment partnerships. The principal business of BPE is to serve as the general partner of BF Holdings. The principal business of BAM PIC is to serve as an investment advisor for a variety of private investment vehicles within Brookfield’s private equity group. The principal business of BAM is alternative asset management. The principal business of Partners Limited is to hold securities of BAM, directly and indirectly, for the long-term.

Schedules I, II, III, IV, V and VI hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses and citizenship, of 2484842 GP, BF Capital Partners, BCP GP, BPE, BAM and Partners Limited, respectively.

(d) During the last five years, none of the Reporting Persons or Scheduled Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Scheduled Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Scheduled Person is set forth in Schedules I through VI hereto.

Item 3.         Source and Amount of Funds or Other Consideration

251091708 purchased 4,556,668 Common Shares in the open market for an aggregate consideration of $12,934,141 (excluding brokerage commissions). All such purchases of Common Shares, as well as the costs associated with Swap Agreements (as defined in Item 6 below), were funded from available liquidity, which includes a revolving syndicated credit facility to which affiliates of 251091708 are parties. All obligations under this facility are guaranteed by limited partner investors that have committed capital to affiliates of 251091708, and as capital is called from such limited partners it can be used to repay the revolving credit facility. The revolving credit facility is between, among others, Sumitomo Mitsui Banking Corporation as administrative agent and sole lead arranger.  The revolving credit facility has a stated maturity date of July 9, 2018, a total aggregate principal amount of $1,000,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.4%.

Item 4.         Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes subject to the following:

The Reporting Persons intend to review on a continuing basis their investment in the Company. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Company, the Reporting Persons may communicate with members of management of the Company, the board of directors of the Company, other shareholders of the Company, lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings (including a debtor-in-possession financing in the event of a bankruptcy filing), restructurings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise work with management and the board of directors of the Company. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Company’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, applicable law and other factors deemed relevant by the Reporting Persons.

CUSIP No. 71377G100

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons, at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions with advisors, the Company or other persons.

Item 5.         Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Shares of the Company held by the Reporting Persons to which this Schedule 13D relates is 4,556,668 Common Shares, constituting approximately 10.00% of the Company’s currently outstanding Common Shares.  The percentage of Common Shares of the Company is based on an aggregate number of Common Shares of the Company of 45,566,680 outstanding as of April 13, 2016, based on the information provided by the Company in the 10-Q.  The Reporting Persons have shared voting power and shared dispositive power over the aforementioned Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

(c)  Schedule VII hereto, which is incorporated herein by reference, sets forth the transactions in Common Shares of the Company that were effected in the past 60 days by the Reporting Persons.

(d)  Brookfield has the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Shares covered by this Schedule 13D. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As of September 12, 2016, 251091708 owns cash-settled total return swap agreements (the “Swap Agreements”) that it has entered into with a counterparty with an expiration of October 10, 2017, covering 211,027 notional shares of the Company’s Common Shares (the “Referenced Shares”). The Swap Agreements may only be settled by cash settlement and 251091708 does not have any right to physical settlement. The Swap Agreements provide 251091708 with economic results that are comparable to the economic ownership of the Referenced Shares.  None of the Swap Agreements give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Supplemental financial terms of these contracts are detailed in Schedule VII for transactions in the last 60 days.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.         Material to be Filed as Exhibits

1.                                      Joint Filing Agreement, dated September 12, 2016, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

251091708 DELAWARE LP
By: PubCo Investments LP, its General Partner
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

PUBCO INVESTMENTS LP
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

2484842 ONTARIO LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BCP GP LIMITED

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
By: Brookfield Private Equity Inc., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

CUSIP No. 71377G100

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P.
By: Brookfield Capital Partners Ltd., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

CUSIP No. 71377G100

SCHEDULE I

2484842 ONTARIO LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Senior Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada
Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Aaron Kline, Director and Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of BAM	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Jim Reid, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Energy of BAM	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada
Ryan Szainwald, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada

CUSIP No. 71377G100

SCHEDULE II

BROOKFIELD CAPITAL PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Senior Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada
Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
David Gregory, Senior Vice-President	250 Vesey Street, 14th Floor, New York, New York, 10281-1023, USA	Senior Vice President of BAM	Canada
Aaron Kline, Director and Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of BAM	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Jim Reid, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Energy of BAM	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada
Ryan Szainwald, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada

CUSIP No. 71377G100

SCHEDULE III

BCP GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Senior Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada
Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Aaron Kline, Director and Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of BAM	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Jim Reid, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Energy of BAM	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada
Ryan Szainwald, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada

CUSIP No. 71377G100

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Senior Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada
Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Aaron Kline, Director and Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of BAM	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada
Ryan Szainwald, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BF Capital Partners	Canada

CUSIP No. 71377G100

SCHEDULE V

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Maureen Kempston Darkes, Director	21 Burkebrook Place, Apt. 712 Toronto, Ontario M4G 0A2, Canada	Corporate Director and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada
Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada
Brian W. Kingston, Senior Managing Partner	250 Vesey St., 15th Floor New York, New York 10281	Senior Managing Partner of BAM	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

CUSIP No. 71377G100

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.
Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore
Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A
George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada
A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

CUSIP No. 71377G100

SCHEDULE VI

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada
George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments Inc.	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Funds	Canada
Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada
Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

CUSIP No. 71377G100

SCHEDULE VII

TRADING IN SHARES

Between July 15, 2016 and September 12, 2016, the Reporting Persons made the following transactions in the Common Shares of the Company:

Name	Trade Date	Buy/Sell/Exercise	No. of Shares / Quantity	Unit Cost/ Proceeds	Security	Expiration Date

251091708 Delaware LP	8/26/2016	Buy	250,000	$2.3611	Common Shares	N/A
251091708 Delaware LP	8/26/2016	Buy	700,000	$2.2439	Common Shares	N/A
251091708 Delaware LP	8/26/2016	Buy	286,907	$2.4575	Common Shares	N/A
251091708 Delaware LP	8/29/2016	Buy	250,000	$2.3797	Common Shares	N/A
251091708 Delaware LP	8/30/2016	Buy	100,000	$2.5977	Common Shares	N/A
251091708 Delaware LP	8/31/2016	Buy	150,000	$2.7080	Common Shares	N/A
251091708 Delaware LP	9/1/2016	Buy	49,000	$2.7105	Common Shares	N/A
251091708 Delaware LP	9/2/2016	Buy	1,000,000	$3.0122	Common Shares	N/A
251091708 Delaware LP	9/2/2016	Buy	487,850	$2.7608	Common Shares	N/A
251091708 Delaware LP	9/2/2016	Buy	575,248	$3.3908	Common Shares	N/A
251091708 Delaware LP	9/6/2016	Buy	53,184	$3.1749	Common Shares	N/A
251091708 Delaware LP	9/7/2016	Buy	100,000	$3.2760	Common Shares	N/A
251091708 Delaware LP	9/7/2016	Buy	248,773	$3.2953	Common Shares	N/A
251091708 Delaware LP	9/8/2016	Buy	150,000	$3.4316	Common Shares	N/A
251091708 Delaware LP	9/8/2016	Buy	44,258	$3.3260	Common Shares	N/A
251091708 Delaware LP	9/8/2016	Buy	93,036	$3.4215	Cash-Settled Total Return Swap	10/10/2017
251091708 Delaware LP	9/9/2016	Buy	65,881	$3.4677	Common Shares	N/A
251091708 Delaware LP	9/9/2016	Buy	96,040	$3.4416	Cash-Settled Total Return Swap	10/10/2017
251091708 Delaware LP	9/12/2016	Buy	45,567	$3.4699	Common Shares	N/A
251091708 Delaware LP	9/12/2016	Buy	21,951	$3.3525	Cash-Settled Total Return Swap	10/10/2017

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1), as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common shares or other securities of Performance Sports Group Ltd. beneficially owned by each of them.  Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: September 12, 2016

251091708 DELAWARE LP
By: PubCo Investments LP, its General Partner
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

PUBCO INVESTMENTS LP
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

2484842 ONTARIO LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BCP GP LIMITED

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
By: Brookfield Private Equity Inc., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISOR (PRIVATE EQUITY) LP
By: Brookfield Capital Partners Limited, its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President